UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

MOGU Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

 (Title of Class of Securities)

**

(CUSIP Number)

December 31, 2023

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A ordinary shares of MOGU Inc. (the “Issuer”). CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 300 Class A ordinary shares, par value US$0.00001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012100

1.	Names of Reporting Persons Image Future Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 444,886,602 Class A ordinary shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 444,886,602 Class A ordinary shares
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,886,602 Class A ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.6%
12.	Type of Reporting Person CO

CUSIP No. 608012100

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 460,141,266 Class A ordinary shares(1)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 460,141,266 Class A ordinary shares(1)
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,141,266 Class A ordinary shares(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.3%
12.	Type of Reporting Person CO

(1) Representing (i) 444,886,602 Class A ordinary shares held by Image Future Investment (HK) Limited, (ii) 15,151,714 Class A ordinary shares held by Huang River Investment Limited and (iii) 102,950 Class A ordinary shares held by Tencent Mobility Limited. Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited are subsidiaries controlled by Tencent Holdings Limited.

Item 1(a).	Name of Issuer:

MOGU Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road
Xihu District, Hangzhou, 310012
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

Image Future Investment (HK) Limited

Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is:

29/F., Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

Image Future Investment (HK) Limited – Hong Kong
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.00001 par value per share

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 608012100 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 300 Class A ordinary shares, par value US$0.00001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class is determined based on 2,161,518,000 Class A ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s annual report for the fiscal year ended March 31, 2023 on Form 20-F filed with the U.S. Securities and Exchange Commission on July 31, 2023.

(c)	The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement*

* Incorporated herein by reference to the Joint Filing Agreement by Image Future Investment (HK) Limited and Tencent Holdings Limited dated as of February 1, 2019, which was previously filed with the U.S. Securities and Exchange Commission by Image Future Investment (HK) Limited and Tencent Holdings Limited on February 1, 2019 with respect to the Class A ordinary shares of MOGU Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Image Future Investment (HK) Limited

By:	/s/ Li Yan
	Name:	Li Yan
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director